

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 6010

October 24, 2007

VIA U.S. MAIL AND FACSIMILE (011.81.66.908.2351)

Mr. Makoto Uenoyama
Principal Financial Officer
Matsushita Electric Industrial Co., Ltd.
1006, Oaza Kadoma
Kadoma-shi
Osaka 571-8501, Japan

> **Re: Matsushita Electric Industrial Co., Ltd.**
> **Form 20-F for the fiscal year ended March 31, 2007**
> **Filed August 30, 2007**
> **File No. 001-06784**

Dear Mr. Uenoyama:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal Year Ended March 31, 2007

Operating and Financial Review and Prospects, page 31

A. Operating Results, page 31

Overview, page 31

1.   You disclose that you will no longer reflect JVC as a segment from the second quarter of fiscal 2008. From your disclosure, it appears that the change is solely based upon the fact that your ownership percentage in JVC decreased from 52.4% to 36.8%. Please note that investees accounted for by the equity method may, by themselves, qualify as an operating segment if, under the specific facts and circumstances being considered, it meets the definition in paragraph 10 of SFAS 131. Please ensure that the accounting for your segments is consistent with SFAS 131 and revise future filings, as applicable, to discuss why the segment no longer qualifies as a segment under SFAS 131.

Summary of Operations, page 33

2.   Please reconcile the ¥85 billion of impairment losses to your statement of operations on page 109. In future filings please provide additional disclosure to discuss where the amount was classified in your statements of operations.

Key Performance Indicators, page 34

3.   In future filings when presenting non-GAAP measures please address the following, consistent with Item 10(e) of Regulation S-K:

    a.   Present, with equal or greater prominence, the most directly comparable financial measure or measures calculated and presented in accordance with GAAP; and
    b.   Do not use titles or descriptions of non-GAAP financial measures that are the same as, or confusingly similar to, titles or descriptions used for GAAP financial measures.

4.   Further, you should comply with Item 10(e) each time you refer to a non-GAAP measure, including the references on pages 45 and 48.

Years Ended March 31, 2006 compared with 2005, page 40

5.   Please tell us the nature of the loss related to the kerosene fan heaters. Please also tell us where you discuss this loss in the notes to your financial statements.

H. Accounting Principles, page 50

6.   Please reconcile the amounts of equity method securities in the fifth paragraph with your financial statements.

Financial Statements, page 104

Consolidated Balance Sheets, page 107

7.   Please show us the significant components of other investments and advances as of March 31, 2007 of ¥1,062,881 million.

Consolidated Statements of Income, page 109

8.   Please show us the significant components of other income and other deductions for 2007, 2006 and 2005.

Consolidated Statements of Cash Flows, page 112

9.   Please reconcile the proceeds from sale of short-term investments to the disclosure in Note 5 on page 125. Please also show us the significant components of the increase in investments and advances. In future filings, consistent with paragraph 18 of SFAS 115, cash flows from purchases, sales, and maturities of available-for-sale securities and held-to-maturity securities should be classified as cash flows from investing activities and reported gross for each security classification in the statement of cash flows.

10.   Please show us the significant components of proceeds from disposition of investments and advances and increase in investments and advances.

11.   Please tell us and disclose in future filings how you accounted for the sale of shares of subsidiaries. Please refer to SAB 51.

Note 1. Summary of Significant Accounting Policies, page 114

(c) Principles of Consolidation, page 114

12.   Please tell us and disclose in future filings the following:

·   A brief description of the principles followed in consolidating the separate financial statements, consistent with Rule 3A-03 of Regulation S-X. The policy should clarify whether and how you complied with Rule 3A-04 of Regulation S-X with respect to the elimination of intercompany items and transactions between entities included in the consolidated financial statements and unrealized

> intercompany profits and losses on transactions with entities presented under the equity method. If such eliminations are not made, you should make a statement of the reasons and the methods of treatment.

> ·　If there has been a change in the companies included or excluded in your financial statements from the preceding fiscal period which has a material effect on the financial statements, then please disclose the companies included or excluded in the current year, consistent with Rule 3A-03 of Regulation S-X.

> ·　We note that you consolidate certain entities under FIN 46R. Please clearly disclose the circumstances involved and why you consolidated these entities, consistent with Rule 3A-02 of Regulation S-X. Please note that you should clearly disclose the circumstances involved in any departure from the normal practice of consolidating majority owned subsidiaries and not consolidating entities that are less than majority owned.

(d) Revenue Recognition, page 115

13.   You disclose that you enter into multiple element arrangements. Please tell us and disclose in future filings when you recognize revenue for the separate elements in the arrangement such as installment and maintenance.

14.   Please tell us the nature of the guarantee you provide to your customers for the decline in the 'product's value.' Discuss how you determine 'value.' Please also tell us in more detail about your accounting for these allowances and how you determined that the sales price was fixed and determinable at the date of sale.

 (f) Inventories, page 115

15.   We note that raw materials are stated at cost, not in excess of current replacement cost. Please tell us how you considered Statements 5 and 6 of Chapter 4 of ARB 43 in establishing this policy. Discuss how this valuation considers the definition of market in Statement 6.

 (i) Goodwill and Other Intangible Assets, page 116

16.   We note that you recognized goodwill impairment losses of ¥30,496, ¥50,050 and ¥3,559
        in 2007, 2006 and 2005, respectively. Please tell us and disclose in future filings your
        accounting policy with respect to assessing goodwill for impairment and measuring the
        amount of the impairment loss. We note that your current disclosure only refers to the
        amount by which the carrying value of an asset exceeds the fair value of the asset. Please
        be more specific in your disclosure and discuss the two-step method and the implied fair
        value of the goodwill, the level at which you assess goodwill impairment and the timing
        of your evaluations. Refer to paragraphs 18 – 29 of SFAS 142.

 (j) Investments and Advances, page 116

17.   We note that you use the equity method for some subsidiaries if the minority shareholders
        have substantive participating rights. Please tell us and disclose in future filings the
        circumstances involved and why you account for these entities under the equity method,
        consistent with Rule 3A-02 of Regulation S-X.

Note 2. Acquisitions, page 121

18.   On page 129 you disclose that you acquired goodwill during 2006 and 2007. We noted
        no discussion of acquisitions in those years in this note. Please tell us the nature of the
        goodwill acquired in those years and your consideration of the disclosure requirements of
        paragraphs 51-53 of SFAS 141.

Note 4. Investments in and Advances to, and Transactions with Associated Companies, page
122

19.   Please show us the components of your equity in earnings (losses) of associated
        companies and impairment losses by each significant investee for 2005, 2006 and 2007.
        As necessary, please show us how you evaluated the significance of the investees under
        Rule 3-09 of Regulation S-X in determining that no financial statements were required to
        be filed for the investees.

20.   Please tell us and disclose in future filings the accounting method used to account for the
        acquisition of the remaining 35.5% of the equity of MTPD. Please also include the
        disclosures required by paragraphs 51 – 55 of SFAS 141.

21.   Please tell us and disclose in future filings the reasons for the impairment losses. Please
        also tell us and disclose in future filings the method and significant assumptions used to
        determine the amount of the impairment losses in 2005 and 2006.

22.   Further, in future filings, please reclassify these impairment losses so that they are reflected consistently with the classification of the associated equity or losses in associated companies, or tell us in sufficient detail why the classification within other deductions is appropriate.

Note 7. Long-Lived Assets, page 127

23.   We note that you have assets held for sale included in other assets. Please tell us and disclose in future filings the carrying amount of the assets, consistent with paragraph 47(a) of SFAS 144.

Note 8. Goodwill and Other Intangible Assets, page 129

24.   Due to the significance of the goodwill impairment losses in 2006 and 2007, please tell us and disclose in future filings a more detailed description of the facts and circumstances leading to the impairment. Please also tell us and disclose in future filings the method used to determine the amount of each goodwill impairment loss. Refer to paragraph 47 of SFAS 142.

Note 16. Supplementary Information to the Statements of Income and Cash Flows, page 150

25.   Please tell us and disclose in future filings the nature of the claim expenses of ¥34,340 and how you accounted for them.

Note 18. Fair Value of Financial Instruments, page 153

26.   Please reconcile the carrying amount shown for investments and advances to the amount reflected for total investments and advances in the balance sheet.

Note 21. Subsequent Event, page 159

27.   Please tell us and disclose in future filings the timing of the discovery of the problem with the batteries. Please also discuss how you determined the amount of the loss.

Schedule II, page 160

28.   Please tell us the nature of the reversals in 2005, 2006 and 2007. In future filings, when the amount of the reversals is significant, please include a discussion of the nature and amount of the reversals and their impact on your operations in Operating and Financial Review and Prospects. In Note 1(k) please tell us and disclose in future filings your accounting policy with respect to these reversals.

Form 6-K for the Month of July 2007

29.   We note your presentation of 'operating profit.' This appears to be a non-GAAP measure. In future filings, please do not present non-GAAP measures within your consolidated statements of income that are represented as being in accordance with U.S. GAAP.

30.   In future filings please do not use titles or descriptions of non-GAAP financial measures that are the same as, or confusingly similar to, titles or descriptions used for GAAP financial measures.

31.   In future filings when you present a non-GAAP measure please present the most directly comparable financial measure calculated and presented in accordance with GAAP and include a reconciliation of the differences between the non-GAAP financial measure presented and the most directly comparable financial measure or measures calculated and presented in accordance with GAAP. Refer to Regulation G.

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 or me at (202) 551-3554 if you have any questions regarding comments on the financial statements and related matters. You may also contact Martin James; Senior Assistant Chief Accountant, at (202) 551-3671 with any other questions.

                                                        Sincerely,

                                                        Angela Crane
                                                        Branch Chief